July 13, 2009
VIA EDGAR AND FACSIMILE
Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Re:	Farmers National Banc Corp. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Quarterly Period Ended March 31, 2009 File No. 000-12055
Dear Mr. Windsor:
This letter is in response to your letter dated June 29, 2009, regarding Farmers National Banc Corp.’s (the “Corporation”) Form 10-K for the fiscal year ended December 31, 2008 and the Form 10-Q for the period ended March 31, 2009. In addition to the Corporation’s response, we have also included the Staff’s comments.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 9A. Controls and Procedures, page 10
1.	Please tell us if there were any changes in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your fourth fiscal quarter of 2008 or your first fiscal quarter of 2009 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Please indicate in your response letter that you will revise your disclosure to include the appropriate Item 308(c) disclosure in future filings and include a draft of your proposed language.
Response: There were no changes in our internal controls over financial reporting that occurred during the fourth fiscal quarter of 2008 or the first fiscal quarter of 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We will revise our disclosure in future filings to include the language required by Item 308(c) of Regulation S-K. A draft of the proposed language follows:

July 10, 2009
SEC Comment Letter Response

There were no changes in the Corporation’s internal control over financial reporting (as defined in Rule 13a — 15(f) under the Exchange Act) that occurred during the fiscal quarter ended June 30, 2009, that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.
Item 11. Executive Compensation
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis and Report of Compensation Committee, page 7
2.	Please tell us why you have not disclosed the performance targets utilized in determining the performance-based cash incentive awards for your named executive officers for the 2008 fiscal year. For example, you have not disclosed the four specific “benchmarks” that are described on page 9. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.
Response: Based on the Staff’s comments including phone conversations we provide the following response: The performance targets delineated below were used as part of the performance-based incentive compensation for 2008. The targets were established by the Compensation Committee for the four benchmarks used in awarding performance-based cash incentives and are described below and we will to the extent required under Item 402(b) include such targets within our analysis of performance-based compensation in future filings:
•	Minimum increase in the net operating income of the Bank before payment of taxes and accounting for gains (or losses) on the sale or impairment of securities. For 2008, our target increase was $8.1 million, which was a target increase of 12.50% from year-end December 31, 2007 of $7.2 million.

•	Annualized yield on the average earning assets of the Bank as compared to its peer group as reported in the Uniform Bank Performance Report. For 2008, our base line percentile for this benchmark was in the 4th percentile of our peer group. The performance target established for 2008 was an improvement/increase from the 4th percentile to the 20th percentile.

•	Cost of interest bearing deposits and other borrowings of the Bank as compared to the Bank’s national peer group as reported in the Uniform Bank Performance Report. For 2008, our base line percentile for this benchmark was the 25th percentile. The performance target established for 2008 was an improvement/increase from the 25th percentile to the 20th percentile.

July 10, 2009
SEC Comment Letter Response

•	Total average loan and deposit growth of the Bank. For 2008, our target increase was an average loan growth of 5% year-over-year and a deposit growth rate of 3% year-over-year.
     In our future filings, we will disclose and explain the annual performance targets utilized in determining the performance-based cash incentive awards to the extent required under Item 402(b) of Regulation S-K. We will continue to evaluate any performance targets to determine if they are material and, if so, whether they involve any confidential commercial or financial information, the disclosure of which would result in competitive harm. The performance targets may change from time to time pursuant to approval of the Board of Directors and the Compensation Committee. Any such changes and the factors involved therein will be described in our future proxy statements.
3.	We note your disclosure on page 10 that the Compensation Committee does not engage in any benchmarking of compensation. However, we also note that two of the four targets utilized in setting performance-based cash incentive awards (annualized yield on average earning assets and cost of interest bearing deposits and other borrowings) are compared to a peer group. Please identify the component companies that make up the peer group and the basis for selecting the peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.
Response: The component companies that make up the peer group utilized in setting performance-based cash incentive awards under the 2008 Incentive Compensation Plan were chosen as a result of their comparable asset size. The peer group includes the 1,211 insured commercial banks having assets between $300 million and $1 billion as identified in Peer Group #3 in the Uniform Bank Performance Report, and in particular to those banks that fall within the percentile for each objective. For the second benchmark (annualized yield on average earning assets), we were in the 4th percentile of our peer banks as of December 31, 2007 and for the third benchmark (costs of interest bearing deposits and other borrowings of the Bank) we were in the 25th percentile of our peer banks. We will revise our disclosure in future filings to include such information and descriptive explanations of the peer groups as required under Item 402(b)(2)(xiv) of Regulation S-K.
Employment Contracts with Executives, page 13
4.	Revise your disclosure to accurately describe the employment agreements with your executive officers. In this regard, we note that Mr. Paden’s employment agreement provides for severance payments if his employment is terminated by him “for good cause” or by the bank “without good reason.” However, the disclosure in your proxy statement implies that the only circumstance under which he would receive severance payments is following a change of control if he is not offered a substantially similar position.
Response: In response to the Staff’s comment, we advise the Staff that the form of employment agreement for the Corporation’s executive officers was originally filed as Exhibit 10.1 to the Corporation’s Form 8-K, filed on December 30, 2008, and described therein. In our future filings, the narrative section on Page 13 of the 2009 Proxy Statement describing the

July 10, 2009
SEC Comment Letter Response

Employment Agreements will be amended as follows to be consistent with the terms of the executive officers employment agreements for severance payments:
The Corporation has entered into employment contracts with Frank L. Paden, Carl D. Culp, and Mark L. Graham in December of 2008 and John S. Gulas in January of 2009. Due to upcoming retirement, Donald F. Lukas did not enter into a revised agreement and he is currently employed pursuant to the terms of his March 2001 employment contract. The Corporation desires to provide for the continued employment of these executives resulting in continuity of management for the future. With the exception of Mr. Lukas, the revised employment contracts for each respective executive officer are substantially identically and provide the following terms and conditions of employment:
•	Each executive shall have a term of employment commencing on the date of the employment contract and continuing for a period of 36 months. The term of the contract shall automatically be renewed in 36-month increments, unless written notice of termination is provided by either party at least 90 days prior to the expiration of the then current term. The agreement shall continue until terminated pursuant to its terms.

•	The base salary of each executive will be reviewed by the Bank on an annual basis.

•	Each executive is eligible to participate in the Executive Incentive Compensation Plan, according to terms and conditions applicable to all other executives and the stock option plan of the Registrant and any successor plan.

•	Each agreement also contains customary provisions regarding post-employment competition and anti-solicitation, vacations, insurance and expense reimbursements.

•	The executive may be terminated without cause provided that 30 days’ advance written notice is provided to the other party and for cause without advance notice as that term is described in the agreement.

•	If the executive’s employment is terminated by the Bank “without cause”, or by executive for “good cause” or a change in control of the Corporation occurs and the executive is not offered a position that is substantially similar in terms of duties, responsibilities, pay and benefits, in addition to the above compensation, the executive shall receive (i) a lump sum payment payable within 30 days of termination equal to any unused vacation time, (ii) 72 bi-monthly severance installment payments equal to the greater of (A) the bi-monthly installment payment in executive’s Employment Agreement in effect as of the date hereof (* see below for payment amounts), or (B) 1/24 of his highest annual salary in effect within 12 months of termination, less appropriate withholdings and (iii) participation in the Executive Incentive Compensation Plan or other similar programs then in effect on a pro-rata basis for a portion of the incentive period proceeding termination.

July 10, 2009
SEC Comment Letter Response

•	If the executive’s employment is terminated “for cause” by the Bank or by the executive “without cause” the executive is not entitled to any severance payments. Upon termination for disability or death, the executive or the executive’s estate is entitled to receive only a lump sum payment for unused vacation time and a pro-rata participation in the Executive Incentive Compensation Plan.
We will revise our disclosure in future filings to include such information and attach copies of such agreements where required under Item 601(b)(10) of Regulation S-K
Potential Payments upon Termination or Change in Control
5.	In future filings, revise this table to include all termination scenarios that would trigger payments or other benefits, not just payments upon a change of control. See Item 402(j) of Regulation S-K.
Response: The Staff’s comment is noted and we will disclose the required information in the table as required by Item 402(j) of Regulation S-K in our future filings.
Item 13. Certain Relationships and Related Transactions, and Director Independence
Definitive Proxy Statement on Schedule 14A
Indebtedness of Management, page 15
6.	Please confirm, and revise future filings to disclose, if accurate, that the loans to executive officers, directors and their associates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.
Response: The loans to executive officers, directors and their associates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Farmers National Bank. Future filings will disclose the requirements as indicated in Instruction 4(c) to Item 404(a) of Regulation S-K.
Item 15. Exhibits and Financial Statement Schedules, page 43
7.	Starting with your next report, include all of your material contracts in the exhibit index. Also ensure that you have filed each material contract as an exhibit. For example, we note that your 2008 Executive Incentive Compensation Plan and your stock option plan are not included as exhibits. Refer to Item 601(b)(10) of Regulation S-K. Additionally, it appears that adoption of your 2008 Executive Incentive Compensation Plan was never reported on Form 8-K. Please tell us why you concluded that it was not necessary to report that event. Also, advise us if you have adopted an executive incentive compensation plan for 2009.
Response: The Staff’s comment is noted and we will disclose the required information as required by Item 601(b)(10) of Regulation S-K in our future filings. The 2008 Executive

July 10, 2009
SEC Comment Letter Response

Compensation Plan was an informal plan as adopted by the Compensation Committee and described on Page 8-9 of our definitive Proxy Statement. A formal plan for 2009 has been revised by the Compensation Committee Plan and will be submitted to the Board of Directors. Upon approval, we will disclose the plan in our next Form 8-K and include a copy of the plan as required under Item 601(b)(1) of Regulation S-K in our future filings.
Signatures
8.	See General Instruction D to Form 10-K and revise future filings to comply with its requirement that the Form 10-K that the Form 10-K be signed by Farmers National Banc Corp., and on behalf of Farmers National Banc Corp. by your principal executive officer, your principal financial officer, and your controller or principal accounting officer.
Response: As required by General Instruction D to Form 10-K, all future 10-K filings will be signed by the Corporation’s principal executive officer, the principal financial officer and the controller.
Exhibit 13
Summary of Loan Loss Experience, page 14
9.	Please revise your future filings to provide the disclosures with respect to your nonaccrual, past due and restructured loans required by Item III (B) of Industry Guide 3. Provide us with your proposed disclosures for the five year period ended December 31, 2008. Additionally, given the significant increase in your nonperforming loans and the current credit environment, please consider providing this information separately for each loan category in addition to providing such disclosures in your interim periods beginning with your Form 10-Q for the period ended June 30, 2009.
Response: In our future filings, including interim periods beginning with our Form 10-Q for the period ended June 30, 2009, we will include the disclosures with respect to our nonaccrual, past due and restructured loans required by Item III (B) of Industry Guide 3. Our proposed disclosures for the five year period ended December 31, 2008 are included as Exhibit A.
Exhibits 31.a and 31.b
10.	We note that your certifications included as Exhibits 31.a and 31.b to your Form 10-K and Form 10-Q contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the identification of the certifying individuals at the beginning of the certifications also includes their titles. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.
Response: In future filings of Form 10-K and Form 10-Q, certifications included as Exhibits 31.a and 31.b will not include the individuals’ titles at the beginning. We will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

July 10, 2009
SEC Comment Letter Response

Form 10-Q, filed May 11, 2009
Allowance for Loan Losses, page 15
11.	We note your disclosures that for impaired loans your allowance allocation is generally based on management’s estimate of the fair value of the collateral securing these loans. Due to the fact that your impaired loans have increased to $6.9 million as of March 31, 2009 from $2.6 million as of December 31, 2008 please confirm whether you use external appraisals to determine the fair value of the underlying collateral for impaired loans which are collateral dependent. If so, please tell us and revise future filings to address the following:

How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.
Response: The identification of loans as impaired and the valuation of collateral dependent impaired loans is a challenging component of our financial reporting process due to the timing of when a loan is identified as impaired and the need to timely close the Corporation’s books for a given period. Previously, the Corporation has had only one significant impaired loan that progressed from the stage of being identified as impaired to a loss. Typically, non-homogeneous loans are identified as impaired when they become ninety days past due, or earlier if management believes it is probable that the Corporation will not collect all amounts due under the terms of the loan agreement. Because the circumstances surrounding loan collection are commonly fluid, we often conclude a loan is impaired relatively late in the financial reporting process. Given this, when we identify a loan as impaired and also conclude that the loan is collateral dependent, we typically perform an internal collateral valuation as an interim measure to facilitate the closing of the Corporation’s books. We typically obtain an external appraisal to validate our internal collateral valuation as soon as is practical. To the extent that an external appraisal returns a value estimate that is materially different from our internally generated estimate before the release of our interim or annual financial statements, we would adjust the associated specific loss reserve and, if necessary, the Corporation’s consolidated financial statements for the difference.
As an example, we established specific loan loss reserves for certain collateral dependent impaired loans as of the end of the annual period ended December 31, 2008 based on our internal collateral valuation. We obtained external appraisals on the collateral in January and February of 2009. The appraised values were less than our internally generated estimates. We evaluated the materiality of the difference in value estimates and concluded that the difference was immaterial

July 10, 2009
SEC Comment Letter Response

to the Corporation’s 2008 consolidated financial statements and so we recorded the associated adjustment in the first quarter of 2009. We considered the guidance in SEC Staff Accounting Bulletins No. 99 and 108 in making this assessment.
We are not aware of a circumstance where we recorded a material adjustment to a specific loss reserve in a period after a loan was identified as impaired, unless there was a material subsequent decrease in the estimated value of the collateral in that period. Nor are we aware of a circumstance where we charged-off an amount materially different from what was determined to be the fair value of the collateral presented in the appraisal for any period presented, unless new information came to our attention that caused us to believe the collateral was worth less than our previous estimate. The Staff’s comments are noted and we will continue to disclose this information in our future filings.
The Corporation acknowledges that:
•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any further comments or questions related to our response, please contact the undersigned. Thank you for your consideration.
Sincerely,

Farmers National Banc Corp.
By:	/s/ Carl D. Culp
Carl D. Culp, Chief Financial Officer
cc:	Charles D. Niehaus, Esq. (Niehaus & Associates, Ltd.) Bill Brewer, CPA (Crowe Horwath LLP)

Exhibit A

Nonperforming Assets
(In Thousands)
December 31,	2008	2007	2006	2005	2004

Nonaccrual loans	$4,775	$2,027	$1,285	$1,470	$960
Restructured Loans	0	0	0	0	0
Loans Past Due 90 Days or More	562	334	437	547	372

Total Nonperforming Loans	$5,337	$2,361	$1,722	$2,017	$1,332

Other Real Estate Owned	65	0	0	0	92

Total Nonperforming Assets	$5,402	$2,361	$1,722	$2,017	$1,424

Percentage of Nonperforming Loans to Loans	0.97%	0.46%	0.34%	0.39%	0.27%
Percentage of Nonperforming Assets to Loans	0.98%	0.46%	0.34%	0.39%	0.29%
Percentage of Nonperforming Assets to Total Assets	0.61%	0.30%	0.21%	0.24%	0.17%
Tax equivalent interest income from loans of $35,351 million for 2008 would have increased by $182 thousand if all loans had been current in accordance with their original terms.